City of Buenos Aires, December 12, 2022

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Acquisition of the capital stock of Vientos de Arauco Renovables S.A.U.

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in accordance with Art. 8°, Sec. II, Cap. III, Tit. I and Art. 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform you that, on the date hereof, the Company reached an agreement with Parque Eólico Arauco S.A.P.E.M. (“PEA” or the “Seller”) for the acquisition of 100% of the capital stock and votes of Vientos de Arauco Renovables S.A.U. (“VAR”), a company that operates one of the renewable energy projects developed or that is being developed by PEA called “Parque Eólico Arauco II”, a wind farm located in Arauco, Province of La Rioja, with an installed capacity of 99,75 MW (the “Transaction”). The Seller is a state-owned company, controlled by the province of La Rioja.

The purchase price is US$ 171.000.000 (one hundred and seventy-one million United States dollars), being the closing of the Transaction subject to the usual conditions precedent for this transactions.

The Transaction not only contemplates the acquisition of VAR but also paves the way for an strategic alliance with PEA for the development of new sustainable energy generation projects in the province of La Rioja and a major investment in the construction of wind farms for energy development of the province as well as for the whole argentine energy system.

As stated in previous transactions, this acquisition is in line with Pampa´s strategy to allocate its investments and human resources to the expansion of its´s core business, adding an efficient power generation to its portfolio while continuing to invest and expand its portfolio with the development of sustainable power generation, which together with the 81MW of the actual expansion of PEPE III, will reach a total of 387MW, positioning Pampa as one of the leading renewable energy companies in Argentina. Moreover, after closing, Pampa will have a projected installed capacity of 5.431 MW.

Sincerely,

María Agustina Montes

Head of Market Relations